Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
August 10, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On August 5, 2010, Colin Barr of Fortune.com published an article entitled “Corn Stalks Wheat Rally.”  A copy of the article is set forth below.

Fortune.com is a publication of Cable News Network, a Time Warner Company. Fortune.com, Cable News Network, and Time Warner Company are wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to Fortune.com, Cable News Network, or Time Warner Company in connection with this article or any other matter published by Fortune.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

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AUGUST 5, 2010, 4:52 PM

Corn stalks wheat rally: a soaring wheat price could mean costlier corn.

The price of wheat has surged 61% this month as Russia deals with a drought and China with floods. Russia, the world's third-biggest wheat exporter, has suspended all grain exports.

Stalking horse

The spike has taken the wheat price to its highest level since the commodity bust of 2008.

What's more, high wheat prices could push up the prices of other grains as well, as farmers and consumers substitute cheaper rice and corn where they can.

The price of corn has been flat for most of this year, but it has risen 6% this week as the headlines out of Russia have grown grimmer. While that's bad for consumers, it's good for those who are pushing agricultural commodities as an underappreciated investment class.

"You're going to see wheat displaced by corn in animal feed," said Sal Gilbertie, who runs the Teucrium Trading investment firm in Brattleboro, Vt. "High prices do that."

Of course, Gilbertie has a horse in that race. Teucrium in June launched the Teucrium Corn Fund, which he says is the first exchange-traded fund to track a single agricultural commodity. It trades on the NYSE under the symbol CORN.*

He said investors may want exposure to corn because of its widespread use not only as a food but in energy via ethanol and potentially in plastics.

"Corn has to be second only to energy in pervasiveness in the economy," Gilbertie said. At a time of widespread doubt about the value of the dollar and the economic outlook, corn is appealing because it's not about to go out of style, he suggests.

And Gilbertie says buying his ETF will bring investors as close as they can come to buying corn without having to take delivery of a truckful of the stuff, with all the husking that would entail.

The fund says it expects to track the price of corn closely after fees. It will do so in part by buying futures spread across several contracts, reducing the so-called roll risk that arises when traders bet against commodity funds whose futures contracts are due to expire.

Naturally, anyone thinking about investing in commodity funds should do so based on an assessment of the strategy's risks and rewards, not on the one-week runup in corn or wheat or even rye.

Indeed, there are signs the wheat run-up may not last, thanks to ample stores of wheat in the United States following an even bigger price spike in early 2008. That event followed two years of drought in another big wheat exporter, Australia.

But to Gilbertie, who has registered to launch ETFs tracking wheat and three other agricultural commodities, the buildup of wheat stocks following that episode shows the resilience of the system over time.

"I'm not one to vilify high prices," he said. Even if they don't last long enough for the launch of his wheat fund, which could happen next year.

*Update: Earlier I wrote erroneously that the corn ETF trades on the Nasdaq.